# Liquidnet, Inc.

(SEC I.D. No. 8-52461)
(NFA I.D. No. 0474548)

**Statement of Financial Condition**
**as of December 31, 2023,**
**and Report of Independent Registered Public Accounting Firm**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: Nov. 30, 2026<br>Estimated average burden<br>hours per response: 12 |

| SEC FILE NUMBER |
|---|
| 8-52461 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 1/1/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Liquidnet, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

200 Vesey Street, 6th Floor
(No. and Street)

| New York | NY | 10285 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Luciano Soldiviero | (201) 984-6355 | luciano.soldiviero@tpicap.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

| 30 Rockefeller Plaza | New York | NY | 10112 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| October 20, 2003 | 34 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

| FOR OFFICIAL USE ONLY |
|---|
| |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

**OATH OR AFFIRMATION**

I, Christian Pezeu, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Liquidnet, Inc., as of December 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: ____________________

Title: Chief Financial Officer

Subscribed and sworn to before me on this day of February 23, 2024

Gina Marrocco-Gabelman
Notary Public

GINA MARROCCO-GABELMAN
NOTARY PUBLIC OF NEW JERSEY
Commission # 50115800
My Commission Expires 11/1/2024

**This filing** contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, asapplicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# Liquidnet, Inc.
## Table of Contents
## December 31, 2023

Deloitte.

**Deloitte & Touche LLP**
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Stockholder of Liquidnet, Inc.

### Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Liquidnet, Inc. (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 23, 2024

We have served as the Company's auditor since 2015.

# Liquidnet, Inc.
## Statement of Financial Condition
## December 31, 2023

*(dollars in thousands, except share amounts)*

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 13,063 |
| Cash segregated for commission management programs | | 81,009 |
| Receivable from brokers, dealers and clearing organizations | | 46,409 |
| (U.S. Treasury bill with a fair value of $9,982) | | |
| Securities owned, at fair value | | 3,519 |
| Receivable from customers | | 1,509 |
| Receivable from affiliates | | 7,765 |
| Income taxes receivable from parent | | 4,514 |
| Prepaid expenses and other assets | | 162 |
| Deferred tax assets | | 962 |
| **Total assets** | $ | 158,912 |
| **Liabilities and Stockholder's Equity** | | |
| **Liabilities** | | |
| Commission management liabilities | $ | 92,017 |
| Accrued personnel costs | | 5,350 |
| Payable to affiliates | | 21,814 |
| Securities sold, not yet purchased held at clearing broker | | 3,519 |
| Accrued expenses and accounts payable | | 2,604 |
| Payable to customers | | 2,708 |
| **Total liabilities** | | 128,012 |
| **Stockholder's equity** | | |
| Common stock, $0.01 par value 3,000 shares authorized 100 shares issued and outstanding | | - |
| Additional paid-in capital | | 39,426 |
| Accumulated deficit | | (8,526) |
| Total stockholder's equity | | 30,900 |
| **Total liabilites and member's equity** | $ | 158,912 |

The accompanying notes are an integral part of this statement of financial condition.

## 1. Organization and Nature of Operations

Liquidnet, Inc. the "Company" was incorporated in the State of Delaware on January 10, 2000. The Company is a wholly owned subsidiary of Liquidnet Holdings, Inc. ("LNHI"), with LNHI being a wholly owned subsidiary of TP ICAP Holdings Ltd ("TPIHL"). TPIHL is a wholly owned subsidiary of TP ICAP Group plc, as such TP ICAP Group plc is the ultimate parent of the Company.

TP ICAP Group plc is a public company registered in the United Kingdom that engages principally as an intermediary in global financial, energy and commodity markets. In its intermediary role, TP ICAP Group plc provides access to dynamic and efficient markets that enhance the flow of capital, energy and commodities around the world.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also registered as a non-clearing Independent Introducing Broker ("IB") with the Commodities Futures Trading Commission ("CFTC") and is a member of the National Futures Association ("NFA").

LNHI, together with its global network of consolidated subsidiaries (Affiliates), is primarily engaged in the design, development, testing and implementation of an electronic institutional brokerage trading system that facilitates the trading of equity and fixed income securities. The Company: (i) facilitates trading of equity securities by its customers using the brokerage trading system developed by LNHI and generates commission income for facilitating such trades; (ii) provides trading desk and algorithmic trading services; (iii) facilitates trading of fixed income securities using a brokerage trading system developed by its Cyprus affiliate; and (iv) engages in other financial services business activity, including commission management, transaction cost analysis and capital markets.

As an introducing broker, the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, and claims exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to sections (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3. All executed trades in US securities are cleared through Goldman, Sachs & Co.

The Company introduces customer orders for securities in other regions to non-US affiliated broker-dealers responsible for execution in those regions outside of the United States. The Company and its non-US affiliated broker-dealers have established a relationship that complies with the applicable requirements of Rule 15a-6 under the Exchange Act of 1934. These executed trades are cleared and/or settled by a local clearing firm.

<u>Broking Capacities</u>
The Company typically acts in the capacity of and agent, however in certain transactions it may act as "matched principal".

When acting in the capacity of an agent, the Company buys and sells securities on behalf of its customers.

When acting in the capacity of "matched principal", the Company acts as a "middleman" or intermediary by serving as the counterparty for identified buyers and sellers in the matching, in whole or in part, reciprocal back-to-back trades.

Fees/Commissions

The Company is generally compensated for its role in facilitating and consummating transactions by charging a brokerage fee. In "matched principal" market places, the fee typically takes the form of a markup or markdown which is added to or subtracted from, as the case may be, the agreed-to transaction price. In agency transactions the fee will typically take the form of a commission. Commission income is recorded on a trade date basis.

Unmatched principal transactions

The Company may and does from time to time acquire unmatched positions as principal, including, but not limited to, as a result of errors or out trades. The Company, while managing and liquidating such positions, may generate a profit or a loss.

Securities transactions

Securities transactions are recorded on a trade-date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in receivables from brokers or dealers and clearing organizations on the statement of financial condition as trades pending settlement, net.

Risk and Uncertainty

The Russia-Ukraine war, and the Israel-Hamas war have impacted global economies and global financial markets. Additionally, the Russia-Ukraine war and the Israel-Hamas war have resulted in a number of risks and uncertainties, including market volatility, global economic and political factors. As of the date of this report, there are no indicators of significant impairment to the Company's financial and non-financial assets nor significant loss or credit risk exposures as a result of these conditions.

The full extent of how these conditions will continue to impact the Company are not yet known as there is uncertainty around the duration and severity. Therefore, while we expect these matters to impact our business, results of operations, and financial position, the related financial impact cannot be reasonably estimated at this time. The Company has a positive net asset value and cash reserves available to help preserve its financial flexibility. Additionally, the Company is closely monitoring regional and global developments and remains attentive to signals that could impact its business.

## 2. Summary of Significant Accounting Policies

Basis of presentation

The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The U.S. Dollar is the functional currency of the Company. In the opinion of management, the statement of financial condition includes all adjustments necessary to present fairly the financial position at December 31, 2023.

Use of estimates

Preparation of the statement of financial condition in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition and reported amounts of revenues and expenses during the reporting period. Significant estimates

include accounting for goodwill, and expected credit losses for receivables. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers overnight deposits, money market accounts and all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents. Cash and cash equivalents are maintained at two financial institutions. The carrying amounts reported in the statement of financial condition approximate fair value because of the immediate or short-term maturity of these financial instruments.

The Company regularly maintains funds in its operating accounts and segregated accounts that exceed deposit insurance limits.

Cash Segregated for Commission Management Programs

The Company held approximately $81,009 in segregated accounts at two financial institutions for the exclusive benefit of customers of the commission management programs (see note 4).

Marketable Securities

Marketable securities held by the Company are reported at fair value. Marketable securities are subject to fluctuations based on changes in interest rates and market prices.

While it is not the intention of the Company to hold securities, on occasion, the Company may hold securities for a temporary period. The Company typically unwinds the position the next business day. When these circumstances occur, the Company may execute a hedge in order to minimize the financial risk and exposure in unwinding the position. There were no securities held at December 31, 2023.

Income Taxes

Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established to reduce the deferred tax assets when, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company files consolidated federal and combined state and local income tax returns with LNHI. An informal tax sharing agreement exists between the Company and LNHI. Income tax expenses recorded by the Company are determined on a separate company basis. Taxes payable are periodically settled with LNHI.

Uncertain tax positions are recorded in accordance with Accounting Standard Codification “ASC” 740 on the basis of a two-step process whereby (1) the Company determines whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position

and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is greater than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

It is the Company's policy to provide for uncertain tax provisions and the related interest and penalties based upon management's assessment of whether a tax benefit is more likely than not to be sustained upon examination by the authorities.

Revenue Recognition

Commission revenues are recorded on a trade-date basis. Commission revenues are derived from customers executing trades in the Company's trading system. Under the Company's Commission Sharing Arrangement program ("CSA"), customers may to allocate a portion of their gross commissions to pay for research products and other services provided by third parties. Such allocations are accounted for on an accrual basis.

Matched principal transaction revenues primarily consist of fees earned while acting as a "middleman" or intermediary by serving as the counterparty for identified buyers and sellers in the matching of reciprocal back-to back trades of 144A and Reg S securities. Matched principal transaction revenues are recorded on a trade date basis.

Other revenues consist primarily of administrative fees earned on the commission management programs, which are recorded on an accrual basis.

Exchange incentive fee rebates

The Company receives incentive fee rebates from a U.S. based securities exchange in return for trades executed through the exchange. The exchange incentive fee rebates are recognized on an accrual basis.

## 3. Revenue from Contracts with Customers

Under ASC 606, revenues are recognized when control of the promised goods or services is transferred to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for transferring those goods or services. The following is a description of the Company's revenue recognition policies and balances as it relates to revenue from contracts with customers.

Commission Revenues: All commission revenues are earned on equity and fixed income trades that are executed on its trading platform. The Company may act as an agent or matched principal on these trades, and all clearing services are performed by a third-party clearing firm. Revenue is recognized by the Company on trade date.

Other Revenues: Included in other revenues are administrative fees earned by the Company from third-party brokers and customers as part of its commission management program (see note 4). In this tri-party relationship service, customers will trade with other third-party broker dealers and instruct those broker dealers to send a portion of their commissions to the Company for ultimate payment to research providers in accordance with SEC rule 28(e). A portion of the administrative fee is deferred until the Company completes its obligation to make payment of the commissions to a

research provider at the direction of the customer. At December 31, 2023, the deferred revenue balance related to these fees was $386.

## 4. Commission Management Programs

The Company allows customers to enter into CSAs which provide for a portion of commissions paid to be used to pay for investment related research. Under such arrangements, customers may increase their commission payments to the Company.

The Company accepts commission sharing credits from third-party brokers. Under the commission management programs, customers direct third-party brokers to transfer a portion of customer trading commissions and/or commission credits to the Company for future payment of research related expenses. A receivable from broker and corresponding commission management liability are recorded for these commission sharing credits on the statement of financial condition. Cash received from third-party brokers is segregated by the Company until payments are made by the Company to investment research providers**.** At December 31, 2023, $14,194 of commission sharing credits are receivable from third-party brokers, and are included in receivables from brokers, dealers and clearing organizations in the statement of financial condition.

## 5. Receivables from and Payables to Brokers, Dealers and Clearing Organizations

| | Receivable | | Payable |
|---|---|---|---|
| Fail-to-deliver | $ 2,708 | Fail-to-receive | $ - |
| Receivable from clearing brokers and clearing organizations | 28,976 | Payable to clearing brokers and clearing organizations | - |
| Other | 14,725 | Other | - |
| | $ 46,409 | | $ - |

Receivables from brokers, dealers and clearing organizations include amounts receivable for fails to deliver, cash deposits, the net amounts receivable on open transactions from clearing organizations, and billed amounts for commissions and fees, net of an allowance for doubtful accounts, if any. Payables to brokers, dealers and clearing organizations include amounts payable for fails to receive.

In accordance with the clearing agreements, the clearing organizations have the right to charge the Company for losses that result from a counterparty's failure to fulfill its settlement obligations. All amounts receivable from the clearing organizations, including amounts on deposit, are available to satisfy the Company's obligations to its clearing organizations. At December 31, 2023, the Company has recorded no liabilities with regard to this right.

Receivables from brokers, dealers and clearing organizations are unsecured and are due in accordance with payment terms included in the contracts with the parties. Historically, all amounts due have been collected, such that an allowance for doubtful accounts is not required. In addition, the Company has the right to pursue collection of performance from the counterparties who do not perform under their contractual obligations.

## 6. Transactions with Affiliates

The Company has entered into agreements with LNHI to receive trading system services and administrative services.

LNHI provides the Company the right to use its electronic institutional brokerage trading system for equity securities, which is developed, maintained and serviced by LNHI, and charges a fee based upon the Company's sales. The Company has entered into agreements with LNHI and another affiliate, Vega-Chi Financial Technologies Limited (VC-FT), to receive trading system services for execution of equities and fixed income securities, respectively. Both LNHI and VC-FT provide the Company the right to use their electronic institutional brokerage trading systems, which are developed, maintained and serviced by LNHI and VC-FT, respectively. Both LNHI and VC-FT charge a fee based upon the Company's revenues earned through trading of the respective securities, subject to a monthly minimum.

Additionally, the Company has service agreements with indirect wholly owned subsidiaries of TP ICAP Group plc, whereby the subsidiaries provide the Company with fixed assets and administrative services (including finance, human resources, operations, legal and electronic data processing functions), and the Company provides similar services to other TP ICAP Group plc subsidiaries. The agreements also include the payment of certain expenses such as payroll and executions fees incurred by the affiliates on behalf of the Company and instances where payroll and execution fees are incurred by the Company on behalf of its affiliates. Additionally, the agreements include payment for the collection of commissions by affiliates on behalf of the Company and commissions collected by the Company on behalf of its affiliates.

The table below presents the amounts owed from and due to affiliates under these agreements as of December 31, 2023.

| | Receivable from affiliates | Payable to affiliates |
|---|---|---|
| TP ICAP Americas Holdings Inc. | | 2,261 |
| Liquidnet Asia Limited | 526 | |
| Liquidnet Australia Pty Ltd | 168 | |
| Liquidnet Canada Inc. | | 266 |
| Liquidnet Singapore Private Limited | | 84 |
| Liquidnet Japan Inc. | | 34 |
| Liquidnet Europe Limited | 4,997 | |
| Liquidment Technologies Europe Limited | 1,326 | |
| LNHI | | 19,168 |
| TP ICAP Global Markets Americas LLC | 11 | |
| TP ICAP (Europe) SA | 633 | |
| ICAP Management Services Limited | 1 | |
| TP ICAP Broking Ltd | 2 | |
| TP ICAP Group Services Ltd | 101 | |
| Tullett Prebon Canada Ltd | | 1 |
| | 7,765 | 21,814 |

Amounts receivable from affiliates are non-interest bearing and due on demand.

TP ICAP Group plc. sponsors the 2021 Long Term Incentive Plan ("LTIP") and the 2022 Special Equity Award Plan ("SEAP") which provides for share-based awards in the form of restricted stock units, that are granted to employees of TP ICAP Group plc. and its subsidiaries. The awards vest over a period of 3 years, in each case subject to repurchase provisions upon certain termination events. These awards are accounted for as equity awards by TP ICAP Group plc. and are measured at fair value on the date of grant.

## 7. Net Capital Requirements

As a registered broker-dealer and member of FINRA, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) ("the Rule") of the SEC. The Company computes its net capital under the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2023, the Company had net capital of $14,412 which exceeded the minimum requirement of $250 by $14,162.

As a registered non-clearing IB, the Company is subject to the Minimum Capital Requirements Rule ("The CFTC Rule") pursuant to Regulation 1.17 under the Commodity Exchange Act (the "Act") as amended. The CFTC Rule requires the maintenance of minimum net capital equal to the greater of $250 or 2% of aggregate debit balances as shown in the Formula for Reserve Requirements pursuant to Rule 15c3-3. At December 31, 2023, the Company had net capital of $14,412, which exceeded the minimum requirement of $250 by $14,162.

Advances to the Parent, dividend payments and other equity withdrawals are subject to certain limitations, notification requirements and other provisions of the Rule and the CFTC Rule.

## 8. Income Taxes

Deferred income taxes result from differences between assets and liabilities measured for financial reporting and for income tax return purposes.

Deferred tax assets are comprised of the following (in thousands):

| | |
|---|---|
| **Deferred Tax Assets:** | |
| Operating loss carryover | 363 |
| Charitable Contributions | 2 |
| Executive Equity Plan | 464 |
| General Provisions | 84 |
| Unrealized Foreign Exchange | 49 |
| **Total Deferred Tax Assets** | **962** |
| | |
| Deferred Tax Asset | 962 |
| Valuation Allowance | - |
| **Total Deferred Tax** | **962** |

The Company has operating loss carryforwards (NOLs) that were obtained when its previous affiliate Vega-Chi US Limited ("VCUL") was merged into the Company. The NOLs are subject to certain limitations that may restrict their use against the Company's future taxable income. The previous losses related to VCUL U.S. are subject to Section 382 if there is an aggregate of more

than 50 percentage point ownership change in a rolling three-year testing period. When subject to Section 382, the use of the NOLs will be restricted annually based on the value of the loss corporation, immediately before the sale, multiplied by a published IRS rate (long-term tax-exempt rate). In addition, the NOLs would be reduced to zero if the “continuity of business” requirement is not maintained. Realization of the NOLs is dependent upon the generation of sufficient future jurisdictional taxable income. The Company believes it is more likely than not that the results of its future operations will generate sufficient taxable income to utilize its deferred tax assets.

See table below:

| Jurisdiction | NOL | Life | Beginning expiration year | Limitation on use | Valuation allowance |
|---|---|---|---|---|---|
| United States | $ 1,502 | 20 years | 2031 | Section 382 | No |

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon an evaluation of the facts, circumstances, and information available at the reporting date. For those income tax positions where it is more likely than not that a tax benefit will be sustained, the Company has recorded the largest amount of tax benefit with a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. For those income tax positions where it is not more likely than not that a tax benefit will be sustained, no tax benefit has been recognized in the statement of financial condition.

As of December 31, 2023, the Company had no unrecognized tax benefits. The Company does not believe there will be any material changes in its unrecognized tax positions over the next twelve months.

Interest expense related to unrecognized tax benefits is included in the provision for income taxes. In the current year, the Company did not accrue any interest on unrecognized tax benefits. Penalties, if any, are recognized as a component of other expenses.

The Company’s uncertain tax positions are related to tax years that remain subject to examination by tax authorities.

The following table describes the open tax years, by major tax jurisdiction, as of December 31, 2023:

| | |
|---|---|
| United States - Federal | 2020 - present |
| United States - State | 2020 - present |
| United States - Local | 2015 - present |

## 9. Fair Value Measurements

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measure date. Various

valuation inputs are used to determine the fair value of assets or liabilities. Such inputs are defined broadly as follows:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 – Quoted prices for similar assets in active markets or quoted prices for identical assets in markets that are not considered to be active, or financial instruments for which all significant valuation inputs are observable, either directly or indirectly; and

Level 3 – Prices or valuations that require inputs that are both significant to fair value measurement and unobservable.

The Company did not have any assets or liabilities classified as Level 3 at December 31, 2023.

**Financial Instruments Measured at Fair Value**

At December 31, 2023, the Company's cash of $6,009 is held in demand deposit accounts and therefore considered a Level 1 asset.

At December 31, 2023, the Company's cash segregated for commission management programs of $81,009 is held in demand deposit accounts and therefore considered a Level 1 asset.

The Company's securities owned, typically shares of common stock and high grade corporate bonds, are measured based on quoted market prices and therefore are considered Level 1 assets. At December 31, 2023, $3,519 of securities were owned by the Company.

The Company's securities sold, but not yet purchased at fair value, are typically shares of common stock and high grade corporate bonds, are quoted on a national securities exchange and therefore are classified as Level 2 assets. At December 31, 2023, there were $3,519 of securities sold, but not yet purchased by the Company.

ASU 2010-6 "Improving Disclosures about Fair Value Measurements" ("ASU") requires the following disclosures: (1) significant transfers in and out of Levels 1 and 2 and the reasons that such transfers were made; and (2) additional disclosures in the reconciliation of Level 3 activity; including information on a gross basis for purchases, sales issuances and settlements. For the year ended December 31, 2023, the Company did not have any transfers between levels or Level 3 activity.

| | December 31, 2023 | | | |
|---|---|---|---|---|
| Assets: | Level 1 | Level 2 | Level 3 | Total |
| Cash equivalents | $ - | $ 7,054 | $ - | $ 7,054 |
| Securities owned, at fair value | - | 3,519 | - | 3,519 |
| Total | $ - | $ 10,573 | $ - | $ 10,573 |
| | | | | |
| Liabilities: | | | | |
| Securities sold, but not yet purchased, at fair value | $ - | $ 3,519 | $ - | $ 3,519 |
| Total | $ - | $ 3,519 | $ - | $ 3,519 |

### Financial Instruments Not Measured at Fair Value

The Company estimates that the fair value of its remaining financial instruments recognized on the statement of financial condition approximate their carrying value, because they have limited counterparty credit risk and are short-term, replaceable on demand, or bear interest at market rates.

The table below presents the carrying value and fair value of the Company's financial instruments which are not carried at fair value. In addition, the table excludes the values of non-financial assets and liabilities.

All other financial instruments are short term in nature and the carrying amount reported on the statement of financial condition approximates fair value.

| | December 31, 2023 | | | |
|---|---|---|---|---|
| Assets: | Level 1 | Level 2 | Level 3 | Total |
| Receivable from broker dealers and clearing organizations | $ 9,982 | $ 36,427 | $ - | $ 46,409 |
| Receivable from customers | - | 1,509 | - | 1,509 |
| Total | $ 9,982 | $ 37,936 | $ - | $ 47,918 |
| Liabilities: | | | | |
| Payable to broker dealers and clearing organizations | $ - | $ - | $ - | $ - |
| Payable to customers | - | 2,708 | - | 2,708 |
| Total | $ - | $ 2,708 | $ - | $ 2,708 |

## 10. Employee Benefit Plan

The Company's eligible employees participate in a defined contribution 401(k) plan sponsored by the Parent, which is a tax-qualified retirement plan subject to ERISA. Employees are eligible to participate in the plan as soon as administratively possible following employment. After six months of employment, employees are eligible for a Company match of 100% of employee pre-tax contributions, up to a maximum of 6% of eligible compensation, subject to limitations under the Internal Revenue Code.

## 11. Commitments and Contingencies

Litigation

In the ordinary course of business, various legal actions are brought and are pending or threatened against the Company. In some of these actions, substantial amounts are claimed. The Company is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Company's business, judgments, settlements, fines, penalties, injunctions or other relief.

The Company contests the liability or the amount of damages in each pending matter. In view of the inherent difficulty of projecting the outcome of such matters, the Company cannot predict with

certainty the loss or range of loss related to such matters, how such matters will be resolved, when they ultimately will be resolved, or what the eventual settlement, fine, penalty or other relief might be. Management believes, based on currently available information, that the results of such matters, in the aggregate, will not have a material adverse effect on its statement of financial condition.

## 12. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk

If transactions do not settle because of failure by either counterparty to perform, the Company may, under certain circumstances, be required to discharge the obligation of the non-performing party.

As a result of acquiring a position as discussed under Note 1 herein, the Company may incur a gain or a loss if the market value of the security at the time of discharge is different from the value of the original transaction.

In addition, pursuant to the terms of the clearing agreements between the Company and its clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. At December 31, 2023, the Company has recorded no liability. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right.

In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company believes the risk of loss is remote.

The Company's policy is to monitor its market exposure and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business. The Company does not anticipate non-performance by the counterparties.

## 13. Subsequent Events

Effective January 1, 2024, the Company completed a reorganization plan that resulted in LNHI and all of its subsidiaries being transferred under the direct ownership of TP ICAP Americas Holdings Inc. ("TPIAHI"). The ownership transfer will not result in a change to the Company's business and therefore the Company will continue to conduct its current business. The Company obtained regulatory approval for the ownership transfer.

The Company has performed an evaluation of subsequent events through February 23, 2024. Other than disclosed above, there have been no subsequent events that occurred during this period that would require recognition in the statement of financial condition or disclosure as of December 31, 2023, or for the year then ended.